

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2008

via U.S. Mail

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Amendments No. 8 and 9 to Registration Statement on Form S-1**
> **Filed February 21, 2008 and March 6, 2008**
> **File No. 333-130380**

Dear Mr. Ming:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note your new disclosure on page 22 and elsewhere in your filing that the securities may be sold at discounted prices. Please clarify why such securities may be sold at discounted prices.

Selling Security Holders, page 22

2. Please clarify which securities you are registering. For example, we note that you indicate that you are registering warrants to purchase shares of common stock, but the opinion regarding legality refers solely to the underlying shares. If you intend to register the warrants, please obtain and file a revised legal opinion that addresses the legality of the warrants. Such opinion should address whether the warrants are legal, binding obligations of yours.

Selling Security Holder Table, page 23

3. With respect to Banca Gesfid, there appears to be a typographical error in the number of penalty shares held before the offering, and shares owned after the offering. Please revise your filing to address this error.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Tabular Disclosure of Contractual Obligations, page 67

4. We note your disclosure that your actual payments in future periods are likely to vary from those presented in the table and may be considerably higher. Please disclose why such payments may be considerably higher.

Undertakings, page 103

5. We note your response to our prior comment 22. Please file the undertaking required by Item 502(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

6. We note the consent in this exhibit to the use of the name Broad and Cassel under the caption "Legal Matters" in the prospectus. However, such firm is not mentioned in your prospectus. Please revise your prospectus to address this inconsistency, or obtain and file a revised consent.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned, at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Schuler
        J. Davis
        J. O'Brien
        Laura Nicholson

        via facsimile
        Stephen M. Davis, Esq.
        (212) 763-7600